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FreeHand Systems Inc.


FreeHand Systems International Inc.
95 1st Street, 2nd Floor
Los Altos, CA 94022
650-941-0742

January 15, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Mail Stop 4561
Washington D.C. 20549

Attn:    Barbara C. Jacobs, Esq.
         Assistant Director
         Division of Corporate Finance

Attn:    Mark Kronforst
         Accounting Branch Chief

RE:      FreeHand Systems International, Inc.
         Registration Statement on Form 10-SB (File No. 0-17963)
         Filed August 29, 2007, amended November 14, 2007

Dear Ms. Jacobs and Mr. Kronforst:

         On behalf of FreeHand Systems International, Inc. (the "Company"), at the request of Mr. Kronforst, we are providing supplemental information in response to the accounting comments #4 and #6 from the Staff of the Securities and Exchange Commission (the "Commission") provided by the letter dated December 13, 2007 from Barbara C. Jacobs, of the Staff to Kim A Lorz of the Company. As requested by the Staff, we are filing this letter today as Edgarized correspondence.

         The numbered paragraphs below set forth the Staff's comments in italicized, bold type together with the Company's responses in regular type. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Stock-Based Compensation, page 24-25
------------------------------------

4. We do not believe that the "principal-to-principal" market provides better information than quoted market prices for purposes of valuing your common stock. In this regard, we note that none of the transactions cited appear to involve purchases of common stock absent additional elements that would affect value. For example, you cite

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

         bundled transactions that include both stock and warrants for which any value stated in the sale contract would be disregarded due to the bundled nature of the sale negotiations. In addition, it is unclear to us why you believe that exercise or conversion prices of various instruments that are convertible into common stock would represent better information than quoted market prices. Absent further compelling evidence that your current method resulted in an appropriate fair value in accordance with generally accepted accounting principles, we believe that the quoted market prices remain determinative.

         In response to this comment, we provide the following supplemental information that we believe is compelling evidence that the values used represent better information than Pink Sheet quoted market prices in accordance with generally accepted accounting principles.

         Timeline
         --------
         Our principle reason for believing that the transactions in the principal-to-principal market (hereafter "Direct Transactions") better reflect fair value is because those involved in the Direct Transactions had access to financial information and information about the business plans of the Company and those involved in the Pink Sheets transactions did not have such access. We believe that information availability increases the ability of a market to value securities traded. Pink Sheets prices became relevant to the Company beginning September 2005 (2nd quarter of fiscal 2006) as a result of its acquisition by U.S. Environmental, Inc. ("USEV"), an inactive public shell company. From that date until March 2007 there was no financial information available to the general public. Also from September 2006 until August 29, 2007 when the Company filed its Form 10-SB, the Company was a non-reporting company and was not subject to 1934 Exchange Act reporting requirements. Company press releases from the period September 2005 through the current date are included in the Company website www.freehandsystems.com under the "Press" tab. A review of such press releases will confirm the absence of any financial information. It was only in March 2007, when the audit of the Company's fiscal 2006 financial statements was completed and the Company posted its audited consolidated financial statements to both its website and the Pink Sheets website that any financial information was available to the general public. As noted on the graph previously provided to the SEC Staff, Pink Sheets quoted prices quickly converged around the prices reflected in the Direct Transactions. From March 2007 through the current date, the Company has used the quoted Pink Sheets prices to value its common stock for accounting purposes.

         Substantial similarity of Direct Transactions to Pink Sheets
         ------------------------------------------------------------
         transactions
         ------------

         FISCAL 2007
         During fiscal 2007 financing for the Company was provided by Vision Opportunity Capital Fund ("Vision"). Vision is a hedge fund that was unrelated to the Company prior to September 2006, when it made its first investment. Each transaction with Vision involved a substantive and often difficult negotiation regarding the fair value of the Company's common stock.

         September 2006, Initial Investment: As described in Note 6 (d) of Notes to Consolidated Financial Statements, Vision's initial investment was $3,000,000 for 4,000,000 shares of common stock. Other elements surrounding Vision's initial investment included:

         o Conversion of substantially all of the Company's outstanding debt into common stock;
         o Issuance of warrants to purchase four additional shares of common stock as described in Note 6 (d) of Notes to Consolidated Financial Statements;
         o Commitment of the Company to file a registration statement to register the underlying common stock within 30 days of closing to be effective within 135 days of closing as described in
                  Note 6 (d) of Notes to Consolidated Financial Statements; and
         o There were no provisions for seats on the Board of Directors, observation at Board of Directors meetings or any other such elements.

         We believe that this transaction is substantially similar to a Pink Sheets transaction because all of the elements are common stock. If the aggregate price of $0.75 per share were allocated among the stock and warrants, any allocation to warrant value would decrease the amount allocated to common stock. In summary, the transaction was cash for a substantial number of shares (still a minority interest without rights beyond what a Pink Sheets buyer would have) by an unrelated party with access to information - a willing buyer without compulsion - and the Company - a willing seller. The difference was that Vision could better price the stock due to their access to information.

         As noted above, one of the requirements for Vision's initial investment was the conversion of substantially all outstanding debt into common stock. This required the Company to negotiate with debt holders to convert their debt interest into a common stock equity interest. In summary, Vision was willing to become a common equity holder only if all debt holders exchanged their debt position for the same common equity position as Vision would have. As described in Note 5 of Notes to Consolidated Financial Statements, at total of $11.7 million of debt and accrued interest was converted into 19,823,555 shares of common stock valued at $0.71 per share. In order to effect this conversion the Company had to negotiate with each debt holder (9 entities) the terms of their conversion. Three of these entities were related parties with a total of $7 million of debt (12 million shares) and the remaining $4.7 million of debt (8 million shares) were unrelated parties. The negotiations with these entities to convert their shares required the Company to offer incentives, such as additional warrants to purchase common stock and a beneficial conversion price. All of these incentives have been reflected as either additional interest expense or loss on conversion in the consolidated financial statements. We believe that these substantive negotiations qualify the conversion of debt into common stock to be included as one of the Direct Transactions that is substantially equivalent to a Pink Sheets transaction. We also believe that these conversion transactions are linked to Vision and should be accounted for at a fair value consistent with the Vision transaction. There were no additional elements, such as seats on the Board of Directors or commitments by the Company to file registration statements promised to the debt holders.

         February 2007, Exercise of Warrants: As described in Note 6 (d) of Notes to Consolidated Financial Statements, Vision paid $3,000,000 ($0.75 per common share) for the exercise of warrants. Other elements surrounding this transaction included:

         o Vision exchanged warrants to purchase 4,000,000 shares of common stock at $0.75 per share for warrants to purchase 120 shares of Series C preferred stock at $25,000 per share;
         o        The Series C preferred stock was convertible into a total of
                  4,000,000 shares of common stock at $0.75 per share;
         o        The Series C preferred stock is non-voting, except for certain circumstances having to do with changes in rights of preferred stock;
         o The Series C preferred stock has non-dilution protection against sales of common stock at less than $0.75 per share;
         o The Series C preferred stock has a liquidation preference of $3,000,000 and can demand payment in certain merger situations;
         o Vision waived all penalties for not filing a registration statement; and
         o As inducement to effect the exercise the Company issued additional common stock warrants to Vision.

         The structure of this transaction as preferred stock makes it more difficult to equate it with a common stock transaction. However, we believe that Vision's reasons for structuring this deal as it did related to their internal classification issues regarding investments and not from a fundamental desire to own a different security. The negotiations surrounding this transaction all centered on what they would pay for common stock. The conversion price into common was maintained at $0.75. Despite our belief that this transaction supports the value of common stock, we have shown the effect of excluding it in our summary below.

         May 2007, Exercise of Warrants: As described in Note 12 of Notes to Consolidated Financial Statements, Vision paid $2,000,000 ($0.50 per common share) for exercise of warrants. Other elements surrounding this transaction included:

         o        The transaction was for common stock; and
         o Vision renegotiated the outstanding warrant prices from $1.00 to $1.60 per share to $0.50 per share.

         We believe this transaction is substantially similar to a Pink Sheets transaction because all of the elements are common stock and the Company was required to negotiate a "new deal" with Vision rather than having Vision simply exercise outstanding warrants. Vision was unwilling to exercise the warrants without a price change. The Pink Sheets quoted prices ranged from $0.67 to $1.03 per share during this negotiation. This is included only to demonstrate that with each Vision investment there was a substantive negotiation with Vision. Because this transaction took place in May 2007, after the end of fiscal 2007, it is not included as direct evidence of fair value. As noted previously in this letter, subsequent to March 31, 2007, the Company uses the Pink Sheets prices as the best indicator of fair value.

         FISCAL 2006

         For the first half of this fiscal year, the Company was a private entity. The rationale for using $0.75 per share as the fair value of common stock is the same as that described for fiscal 2007. During fiscal 2006 the Company engaged Westcap Securities, Inc. "Westcap" to conduct two private placements. See Note 6 (d) of Notes to Consolidated Financial Statements. Elements of those transactions are described below.

         Westcap I -summer 2005: Westcap conducted a private placement in conjunction with the Company's expectation of becoming a public company. Elements of these transactions included:

         o Convertible debt with warrants. Conversion price of $0.75 per share, $1,859,500 convertible into 2,479,333 common shares;
         o 3 year Warrants for common stock at $1.00 per share strike price;
         o Mandatory conversion on closing of transaction with USEV - September 15, 2005;
         o        Approximately 70 unrelated individuals; and
         o Company undertakes to file a registration statement within 60 days of closing and to become current in its 1934 Act responsibilities.

         Because of the mandatory conversion, the Company considers this substantially similar to a sale of common stock at $0.75 per share. The warrants would, if anything, serve to reduce the price paid for the common stock. However, because the warrants are for common stock, the Company does not believe it is useful to make an allocation among warrant and common stock value. The Company used the price paid for the 2.6 million shares as more reflective of value because those purchasing the private placement had the information provided to them by the Broker Dealer where the Pink Sheet buyers had no such information.

         Westcap II -Nov 2005 through April 2006: Common stock sold for $0.75 per share with 3 year warrant to purchase one additional share of common stock for $1.35. Addition elements of these transactions include:

         o        Approximately 20 unrelated individuals;
         o Company undertakes to file a registration statement within 60 days of closing and to become current in its 1934 Act responsibilities; and
         o        Penalties for not filing registration statement are set forth.
                  All such penalties were settled in May 2007 with the issuance of additional warrants. See Note 11 (i) of Notes to Consolidated Financial Statements.

         This entire transaction was for common stock or warrants for common stock. The Company does not believe it is useful to make an allocation among warrant and common stock value. We believe these transactions are substantially equivalent to Pink Sheets transactions because all elements were related to common stock.

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

         Determination of Value
         ----------------------

         A summary of the Direct Transactions and the Pink Sheets transactions is as follows:

----------------------------------------------------- --------------------- ------------------- -------------
                                                                                                 Fair Value
               Transaction                                   Shares         Transaction Price       Used
----------------------------------------------------- --------------------- ------------------- -------------
FISCAL 2007
----------------------------------------------------- --------------------- ------------------- -------------
Vision -initial investment                                 4,000,000              $0.75            $0.75
----------------------------------------------------- --------------------- ------------------- -------------
Conversion of debt -unrelated parties                      8,000,000          $0.58 to $0.60       $0.71
----------------------------------------------------- --------------------- ------------------- -------------
Vision - warrant exercise                                  4,000,000              $0.75            $0.75
----------------------------------------------------- --------------------- ------------------- -------------
Total Direct Transactions                                 16,000,000
----------------------------------------------------- --------------------- ------------------- -------------
Total Direct without warrant exercise                     12,000,000
----------------------------------------------------- --------------------- ------------------- -------------
                                                                                 Wtd avg:
Pink Sheets                                                3,300,000              $2.00            $0.71
----------------------------------------------------- --------------------- ------------------- -------------
Percent Pink Sheets: Total FY 2007                            17%
----------------------------------------------------- --------------------- ------------------- -------------
Percent Pink Sheets:w/o warrant exercise                      22%
----------------------------------------------------- --------------------- ------------------- -------------

FISCAL 2006
----------------------------------------------------- --------------------- ------------------- -------------
Westcap I                                                  2,479,333              $0.75            $0.75
----------------------------------------------------- --------------------- ------------------- -------------
Westcap II                                                   576,666              $0.75            $0.75
----------------------------------------------------- --------------------- ------------------- -------------
Total Direct Transactions                                  3,055,999
----------------------------------------------------- --------------------- ------------------- -------------
                                                                                 Wtd avg:
Pink Sheets                                                  287,000              $1.15
----------------------------------------------------- --------------------- ------------------- -------------
Percent Pink Sheets: Total FY 2006                             9%
----------------------------------------------------- --------------------- ------------------- -------------

         FISCAL 2007

         An independent valuation specialist engaged in April 2007 to value the Company's common stock and allocate the purchase price for the Company's purchase of Electronic Courseware Systems in October 2007 determined that the fair value of the Company's common stock was $0.71. Vision paid $0.75 in its transactions. Due to the difficulty of determining what price on a continuum from $0.00 to $0.75 was the "best price", the Company used the $0.71 per share since that price acknowledged the effect of bundling of Vision's purchase and was within 5% of the price paid by Vision. Due to the inherent uncertainty, the Company's bias was to use the highest price possible. This is similar to the logic of using the quoted market price, which is for a "freely tradable" share to value shares that are not "freely tradable", such as unregistered stock, which because it is not possible to determine a "best" price along the continuum from zero to quoted market price, the market price is used as the default. We believe the prices paid by Vision during the year are the best reflection of that market price.

         FISCAL 2006

         An independent valuation specialist engaged in November 2006 to value the Company's Series B preferred stock and allocate the purchase price for the Company's purchase of Sheet Music Now A.S. in October 2006 determined that the fair value of the Series B preferred stock was $0.75 per share. As discussed in our previous letter, the Company considered Series B stock to be substantially equivalent to common stock. Therefore $0.75 was used as the fair value in fiscal 2006.

         Frequency of transactions
         -------------------------

         We note that Vision constitutes either two or three transactions in fiscal 2007, while the Pink Sheets constitute many more. A reasonable estimate of pink sheet trades using the average daily volume of 15,000 shares for that period and an average trade of 2,500 shares is 1,300 transactions over the period. We note that total dollar value of the 12 million Direct Transaction shares at $0.71 per share would be $8.5 million while total dollar value of 3.3 million Pink Sheets shares would be $6.6 million, a 56:44 ratio favoring the Direct Transactions. In fiscal 2006, the number of Pink Sheets transactions is similarly greater than the number of Direct Transactions, however due to the nature of the private placements, there are more Direct Transactions than in fiscal 2007. We do not believe the number of transactions is the best indicator of whether a market is the most active and have used the number of shares traded as a proxy for activity. We recognize the argument that large purchases would result in volume discounts, but do not find that meaningful in this circumstance. We return to our primary premise regarding markets: namely better information produces better market pricing. Those purchasing large quantities of shares with better information yield the best market valuation.

         Summary
         -------

         The accounting literature that we reviewed includes paragraph 19 (d) of SFAS No. 107 Disclosures about Fair Value of Financial Instruments, which describes alternative markets, paragraph 20 of SFAS No. 107, which acknowledges that the price in the "most active" market would be the best indicator of fair value, implementation guidance for SFAS No. 123 (Revised 2004) Share-Based Payments, found in Appendix B which refers to the definition of fair value and acknowledges that prices for identical or "similar" equity instruments in the most active markets are the best indicator of fair value, Staff Accounting Bulletin No. 107, which also refers to fair value in actively traded markets and paragraph 22 of SFAS No. 141 Business Combinations, which allows adjustment of quoted market prices in limited circumstances.

         We believe that the accounting literature referred to provides the ability to use prices other than quoted market prices in narrow circumstances. As we carefully considered all the facts surrounding the stock transactions of the Company during fiscal 2007 and 2006 we concluded that the Direct Transactions were the best indicator of fair value.

Part F/S
--------
Financial Statements and Exhibits
---------------------------------
Annual Audited Consolidated Financial Statements
------------------------------------------------
Note 6. Capital Stock
---------------------
(b) Series B Convertible Preferred Stock Rights, page F-20
----------------------------------------------------------

6. It remains unclear to us why you believe that the amounts related to the Series B preferred stock should have been classified as permanent equity considering the potential for cash settlement that existed prior to the negotiated settlement. Please reclassify these rights outside of permanent equity or provide a more robust analysis of the guidance referred to in your response that definitively supports your current classification.

         As noted in our previous letter, the failure to file the required documents with the Secretaries of State of Nevada and Delaware was unintentional, ministerial and administrative in nature. Because the Board of Directors had the authority under the Articles of Incorporation to create and issue preferred stock; because they had done so in a duly called Board of Directors meeting and because when the ministerial error was discovered, the Company could have simply filed those existing resolutions with the respective Secretaries of State to make the Series B stock legally recognized, we concluded that this type of ministerial error did not give rise to a contractual obligation to a potential settlement in cash as described in ASR 268. We fully understand that the SEC Staff's position is that any obligation to settle in cash, regardless of probability, requires classification outside of permanent equity. However, we do not believe the kind of unintentional ministerial error such as that described gives rise to such an obligation. Settlement in cash, if it ever occurred, would happen only pursuant to a court order following litigation, and is only one of many remedies the court could impose. It is not a "contractual obligation" of the kind described in ASR 268.

         Further, since the common stock has now been issued, we believe reclassification outside of permanent equity for periods prior to the quarter ended September 30, 2007 would be confusing to readers, rather than clarifying and that showing the Series B rights as a separate component of stockholders' equity (deficit) and the related footnote achieve the objective of alerting the reader that the Series B rights are different from common stock.

         We respectfully submit that the existing classification is both correct and appropriate in the circumstances.

           ----------------------------------------------------------

         Please direct any further questions or comments regarding the Registration Statement, the Company's proposed responses, this letter or any other related matters to me at 650 941 0742. In addition, please send any additional written comments by facsimile to me at 650 941-0207.

         Thank you for your courtesy and cooperation in connection with the Staff's review of the Registration.

Sincerely yours,

FreeHand Systems International, Inc.

By: /s/ Roy M. Avondet
    -----------------------
    Roy M. Avondet
    Chief Financial Officer

Enclosures

cc:      Mr. Kim Lorz

         Richard Bellucci, CPA, Burr, Pilger & Mayer LLP
         Howard Jacobs, Esq., Katten Muchin & Rosenman LLP
         Wayne Wald, Esq., Katten Muchin & Rosenman LLP











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